Exhibit 99.1

Saifun Semiconductors Announces an Annual General Meeting of its Shareholders

Netanya, Israel, May 10, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a leading provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced that an Annual General Meeting of its shareholders would be held on Thursday, June 28, 2007, at 17:00 pm Israel time, at the offices of the Company at 6 Arie Regev Street, Netanya, Israel. The Annual Meeting is being called for the following purposes:

(1)	To re-elect (i) Mr. Matty Karp, and (ii) Mr. Yossi Sela as the two Class II directors of the Company, each to serve until the 2010 Annual General Meeting in accordance with the Company’s Articles of Association;

(2)	To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent auditors for the fiscal year 2007 and its service as the Company’s independent auditors until the next Annual General Meeting and to authorize the Board of Directors of the Company upon recommendation of the Audit Committee, to fix remuneration of said auditors in accordance with the volume and nature of their services; and

(3)	To report on the business of the Company for the year ended December 31, 2006.

        In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon is necessary for the approval of each proposal.

        Only shareholders of record at the close of business on May 17, 2007, shall be entitled to vote at the Annual Meeting, or at any adjournment or postponement thereof.

        A proxy statement describing the various matters to be voted upon at the meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or around May 22, 2007, to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be filed on a Form 6-K and will be available on the Company’s website www.saifun.com on or around May 22, 2007. Signed proxy cards may be delivered to the Company through the office of its transfer agent – American Stock Transfer & Trust Company, located at 6201 15th Ave., Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. In accordance with the Israeli Companies Law-1999 and regulations promulgated thereunder, any shareholder of the Company may address the Company no later than May 27, 2006 and request a position paper to be sent on his or her behalf.

About Saifun Semiconductors Ltd.

Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Todd Fromer/Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	tfromer@kcsa.com/lroth@kcsa.com

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.